Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Script for day 1 Leadership team conference call

Good morning everyone.

I shall shortly be sending you an email that will include important legal disclosures and I encourage you to read it.

The purpose of this call is to share with you some extremely important and long-anticipated news that we will be announcing at 9am, and to prepare you for sharing that news in turn with your teams.

The information I’m about to share with you is highly market sensitive and it is absolutely paramount that you don’t repeat it to anyone else until you receive the official communication from me by e-mail at 9am. Equally you must not take any action related to trading ntl or Telewest shares or options.

Now that we’ve met our legal obligations I shall move quickly on to the important news of the day.

I’m delighted to tell you that at 9.00 this morning we will announce that we and Telewest have agreed a framework to combine our two businesses. In fact ntl has agreed to buy the Telewest business, to create a single company able to challenge the likes of BT and Sky as never before.

This really does mean the start of a new era for cable. It’s our opportunity to bring together all the franchises and operations that were created so many years ago.

The combined company will offer broadband, TV and telephony services to more than 12.5 million homes across the UK, and provide consistent products and services for business and wholesale customers across the UK. We currently have almost 5 million customers across both companies and our combined revenues at the end of Q2 were £3,374m.

As I said right at the start of this call, this is long-awaited and anticipated news. Together, we really are stronger. This is not simply about adding two companies together. It’s an opportunity to create a new one, with a new future, drawing on the best of both.

For the UK as a whole, it will create a company ideally positioned to deliver this country’s digital future. For customers, it will bring a totally single-minded focus on developing and delivering the best products and services in the market. And for associates it will mean being part of a high profile company able to square up to the competition on more equal terms for the first time in our history.

I will continue to lead the combined company as President and CEO. Jim Mooney will continue to lead us as Chairman, and Cob Stenham, currently Chairman at Telewest, will become deputy Chairman. Telewest’s Acting Chief Executive Officer, Barry Elson, will leave the company upon the completion of the transaction and Telewest’s Chief Operating Officer, Eric Tveter, will leave the company at the end of 2006. Their agreement to stay during the coming months will allow Telewest to continue to benefit from their management and advice during the completion of the transaction and subsequent integration programme.

As you will all know, there is a great deal of work to be done with accountants, lawyers and regulators before the transaction can be completed. Furthermore the agreement has yet to be approved by our shareholders.

It’s impossible at this stage to predict how long all that will take, but it could well be several months. And until all the conditions are satisfied and the deal is closed, ntl and Telewest are still completely separate companies and it’s business as usual for all of us.

To be clear, that means there’s no change at all for customers, for suppliers or for associates. We carry on as normal, and we stay focused on achieving the targets we’ve set ourselves.

On the subject of associates, we all know that whilst this is a great development for both companies and the industry, for associates, it will probably raise immediate questions about jobs. Today we’re right at the start of the process, there’s a long way to go before we can close the deal, and unfortunately that means a period of uncertainty for people where there will be a lot of questions we just won’t be in a position to answer.

At the same time, it probably means a period of prolonged media scrutiny as analysts and journalists draw their own conclusions about how we’ll combine the two companies and no doubt speculate about potential redundancies.

As leaders, it’s up to us to step up to the mark and help people move forward and stay focused on business as usual. I have to say that in light of ntl’s history, I think you’ve probably had a lot of practice at leading people through this type of uncertain environment before.

At 9am I will be sending to you a range of materials to help you communicate today’s announcement to your teams. You don’t have to use all of them. Just select the materials that are most appropriate for you and for your team. Those materials are:

•	A 5 slide Power Point presentation
•	A set of associate questions and answers
•	A set of questions and answers to help associates deal with customer queries
•	An A4 outline of the key points for use as a hand out
Text for an SMS message, which includes the number for people to dial into a message I’ve recorded of the key points. We only have 50 lines available for this message. It’s primarily aimed at people who are working in the field

Shortly after I have sent the e-mail to you, I will also write to all associates, and my e-mail to them will contain links both to the associate and customer questions and answers on the intranet. I am also writing to all associates on maternity, adoption or long-term sick leave.

An e-mail account has been set up for people to send in questions that are not covered in any of the materials.

Tomorrow we will also issue A3 posters containing the main points, and at the start of next week we will issue a short magazine.

As I’ve already said, there will be a lot of questions that at this stage we’re unable to answer, but we are sharing all the information we do have as comprehensively as we can. And we will continue to do so as things move forward. The identity we have chosen for all our communications around this process is ‘the facts’. And I want associates to understand that, whatever speculation and opinion they may read in the press, they will get the facts from this company.

I should also say that we are working together with Telewest to make sure that staff in their business receive the same information at the same time as our own, and again, we will continue to do this throughout the process. The magazine I mentioned a moment ago will go to staff in both companies.

While today is about announcing this news as clearly as we can to our associates, no doubt you will have your own questions about what will happen next and what the news means for you as a leadership team.

I’m going to draw this call to a close now to allow you to focus on preparing to communicate to your own teams. A couple of final points before I do. Firstly, please do not write any communications on this subject to associates, suppliers, customers – or anyone at all.

In a similar vein, please don’t attempt to answer any question that is not already contained in the Q&A documents. It’s important that any communication on this has gone through the right sign-off process with our legal teams, and that we make sure we give consistent answers to questions across both ntl and Telewest.

And finally, I will close by saying this is an important piece of Cable history. And you are part of it. From a modest start all those years ago, we are at the beginning of a process to create the UK’s premier communications company, positioned for the first time in Cable’s history to square up to our competitors on more equal terms.

It hasn’t been plain sailing. Many of you have worked well beyond the call of duty to help take this company through some extremely challenging times to get us to this point. Our colleagues in Telewest have done the same. This is what you’ve helped to achieve. Both companies have emerged as healthy companies at the forefront of the communications sector in the UK. Together, we’re looking ahead to a new era for UK Cable. And we have some fantastic opportunities ahead of us.

Thank you. Good luck with the communications today. And I look forward to speaking to you again next Monday.